Exhibit 99.1

AAFMAA Selects Sapiens to Modernize Customer Acquisition Processes

AAFMAA Partners with Sapiens for an Enhanced and Timely Personalized Digital Experience

Rochelle Park, N.J., Sept. 19, 2023—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that the American Armed Forces Mutual Aid Association (AAFMAA), a non-profit financial solutions provider for military families and Veterans, has selected Sapiens’ Pro Series Customer Acquisition SaaS solution, consisting of Sapiens’ ApplicationPro, IllustrationPro, UnderwritingPro, and Intelligence, as a part of its legacy modernization and automation initiative.

AAFMAA needed a modern solution to serve its military constituents effectively and could integrate the value of its existing legacy system. Their selection of Sapiens’ Pro Series Customer Acquisition Solution system was prompted by its outstanding functionality, responsiveness, and 24/7 platform access. AAFMAA is a new Sapiens customer whose implementation of the Sapiens Pro Series Customer Acquisition solution should be completed during second-quarter 2024.

“Implementing Sapiens’ Pro Series Customer Acquisition solution will help us maintain the best technology stack and support new customer acquisition, in addition to the increasing volume and complexity of future transactions,” said Col. Jerry Quinn, AAFMAA’s Chief Operating Officer. “The solution will also allow us to deliver timely, quality products and services in today’s demanding digital environment, and enable us to best serve our members and their families,” he added.

“A streamlined and next-generation customer acquisition platform with robust cloud architecture will help strengthen AAFMAA’s long-term financial performance,” said Jamie Yoder, Sapiens North America President & General Manager. “Sapiens looks forward to providing AAFMAA with the tools to accelerate industry gains and pursue their growth targets.”

Created and designed by some of the industry’s leading experts, Sapiens Customer Acquisition cloud solution merges Sapiens ApplicationPro, IllustrationPro, UnderwritingPro, and Intelligence to create a completely automated digital point of sale decisioning solution for a quick and complete submission-to-commission experience for agents and their customers. Agent toolkit integrations ensure data accuracy, process flexibility, and availability for any life and annuity products to be decisioned immediately, using a variety of instant evidence sources.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About AAFMAA

The American Armed Forces Mutual Aid Association (AAFMAA) is the longest-standing nonprofit financial solutions provider that empowers the military community with affordable financial solutions — including always-affordable life insurance, expert investment management, and customized residential mortgages. Follow the organization on Twitter, Facebook and LinkedIn.

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Media and Investor’s Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapeins.com

FischTank PR
aafmaa@fischtankpr.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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